Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Luminex Corporation (“Luminex,” “we,” “our,” “us” or the “Company”) is incorporated in the state of Delaware. Our common stock, par value $.001 per share (“Common Stock”) is registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following description of our Common Stock is a summary and does not purport to be complete. The description of our Common Stock is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation (the “Certificate of Incorporation”), and our Amended and Restated Bylaws (the “Bylaws”), which are incorporated by reference as Exhibit 3.1 and Exhibit 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read the Certificate of Incorporation, the Bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

General

Our Certificate of Incorporation provides that we may issue up to 200,000,000 shares of Common Stock, and 5,000,000 shares of preferred stock, par value $.001 per share.

Common Stock

Each share of Common Stock has identical rights and privileges in every respect. The holders of our Common Stock are entitled to vote upon all matters submitted to a vote of our stockholders and are entitled to one vote for each share of Common Stock held. The Common Stock has no cumulative voting rights.

Subject to the prior rights and preferences, if any, applicable to shares of preferred stock or any series of preferred stock, the holders of Common Stock are entitled to receive such dividends, payable in cash, stock or otherwise, as may be declared by our Board of Directors (the “Board”) out of any funds legally available for the payment of dividends.

If we voluntarily or involuntarily liquidate, dissolve or wind-up, the holders of our Common Stock will be entitled to receive after distribution in full of the preferential amounts, if any, to be distributed to the holders of preferred stock or any series of preferred stock, all of the remaining assets available for distribution ratably in proportion to the number of shares of Common Stock held by them. Holders of Common Stock have no preferences or any preemptive, conversion or exchange rights. All outstanding shares of Common Stock are fully paid and nonassessable.

The Common Stock has no redemption or sinking fund provisions. The rights, preferences, and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

Preferred Stock

Our Board of Directors has the authority, within the limitations and restrictions stated in our Certificate of Incorporation, to authorize the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, preemptive rights and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of our Common Stock and could adversely affect the voting and other rights of the holders of our Common Stock. Our Board has the authority to issue shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of the Company that might involve a premium price for holders of our Common Stock or that a stockholder might consider in its best interest. There are no restrictions on the repurchase or redemption of shares by the registrant while there is any arrearage in the payment of dividends or sinking fund installments.

Board of Directors

The Certificate of Incorporation provides for a board of directors of eight members, the exact number to be determined from time to time by resolution adopted by the affirmative vote of a majority of the entire Board, provided that the number so fixed shall not be less than five nor more than 15 (the number of seats constituting the Board is currently fixed at nine); provided, however, that no decrease in the number of directors constituting the Board shall shorten the term of any incumbent director, and no action shall be taken by the directors (whether through amendment to the Bylaws or otherwise) to increase the number of directors unless at least 75% of the directors then in office shall concur in said action. The Certificate of Incorporation provides that the Board shall be classified with respect to the time for which they severally hold office into three classes, Class One, Class Two and Class Three.

Directors of each class are elected for a term expiring at the annual meeting of stockholders held in the third year following their election and until their respective successor is duly elected and qualifies, and each year one class of directors will be elected by the stockholders. Holders of shares of our capital stock have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the Common Stock entitled to vote are able to elect all of the successors of the class of directors whose terms expire at that meeting; provided, however, that if the number of nominees proposed to be elected for the class of directors whose term expires at that annual meeting of stockholders exceeds the number of directors determined by the Board to constitute that class of directors, then the persons receiving the greatest number of votes, up to the number of Board seats open for election, shall be elected.

Any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies. When one or more directors resign and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the sole power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective. Subject to the rights of holders of capital stock of the Company pursuant to any valid and binding agreement, any vacancy occurring on the Board created by reason of newly created directorships resulting from the issuance of any class or series of capital stock of the Company or newly created directorships resulting from any increase in the number of directors and any vacancy occurring on the Board resulting from death, resignation, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board, or by a sole remaining director. Unless otherwise provided in the Certificate of Incorporation or the Bylaws, whenever any holders of a class or series of capital stock of the Company have the right to elect one or more directors pursuant to the Certificate of Incorporation or the provisions of any valid and binding agreement, vacancies in directorships to which such right relates may be filled by a majority of the directors elected by the holders of such class or classes or series then in office, or by a sole remaining director so elected.

Subject to provisions of the DGCL and the rights of the holders of any shares of capital stock of the Company, any director may be removed from office only for cause and only by the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of voting capital stock of the Company, voting together as a single class.

We believe that classification of our Board helps to assure the continuity and stability of our business strategies and policies as determined by our directors. Our classified board could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our Board. Thus, our classified board could increase the likelihood that incumbent directors will retain their positions. The classified terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us or another transaction that might involve a premium price for our Common Stock or that a stockholder might consider in its best interest.

Supermajority Vote

Our Certificate of Incorporation provides that the affirmative vote of at least 75% of the voting power of the outstanding shares of our capital stock outstanding and entitled to vote is required to amend or repeal, or to adopt any provision inconsistent with, certain provisions of our Certificate of Incorporation, including certain provisions which could have the effect of delaying, deferring or preventing a transaction or a change in control of the Company.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain provisions which could have the effect of delaying, deferring or preventing a transaction or a change in control of the Company. Examples of such anti-takeover effects include the following:

•	our Board is divided into three classes of directors with each class serving a staggered three-year term;

•	our Board is authorized to expand the size of the Board with the consent of 75% of the directors in office and then fill the vacancies created by such expansion;

•	notice of stockholder nominations for directors and proposals for other business must be made within a certain period prior to an annual meeting; and

•	stockholder action by written consent is prohibited and therefore the power of stockholders to call special meetings is significantly limited.

These provisions may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, as it generally makes it more difficult for stockholders to replace a majority of the directors. There is no cumulative voting in the election of directors.

Anti-Takeover Effects of Delaware Law

Certain Delaware law provisions may make it more difficult for someone to acquire us through a tender offer, proxy contest or otherwise.

We are subject to the provisions of Section 203 of the DGCL. Section 203 of the DGCL provides that, subject to certain stated exceptions, an “interested stockholder” is any person (other than the corporation and any direct or indirect majority-owned subsidiary) who owns 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination, and the affiliates and associates of such person. Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless:

•	prior to this time, the board of directors of the corporation approved either the business combination or the transaction that resulted in such stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203 of the DGCL, a “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our Common Stock is Computershare.

National Securities Exchange

Our Common Stock is listed on the Nasdaq Global Select Market under the trading symbol “LMNX.”